                                 222,222 Shares


                         AMERITRADE HOLDING CORPORATION

[AMERITRADE HOLDING CORPORATION LOGO]


                              Class A Common Stock

                             ----------------------

     The selling stockholder identified in this Prospectus is offering shares of Class A common stock of Ameritrade Holding Corporation. Holding will not receive any of the proceeds from the sale of the shares by the selling stockholder.


     The Class A common stock is quoted on The Nasdaq National Market under the symbol "AMTD". The last reported bid price of the Class A common stock on September 1, 1999 was $20.25 per share.


     The Class B common stock, which is not being offered, is entitled to elect a majority of Holding's board of directors. The Class A common stock is entitled to elect the remaining directors. See "Description of Capital Stock".

     See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the Class A common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------


                                                              PER SHARE       TOTAL
                                                              ---------   -------------
Offering price..............................................   $20.25     $4,499,995.50
Proceeds, before expenses, to the selling stockholder.......   $20.25     $4,499,995.50


                             ----------------------


                      Prospectus dated September 1, 1999.

                                    SUMMARY

     The following summary highlights selected information from this prospectus and the documents incorporated by reference in this prospectus. It does not contain all of the information that is important to you. You should carefully read this entire prospectus and the documents incorporated by reference in this prospectus before making an investment in the Class A common stock. The terms "we" and "us" as used in this prospectus refer to Ameritrade Holding Corporation ("Holding") and its operating subsidiaries Ameritrade (Inc.) ("Ameritrade"), Accutrade, Inc. ("Accutrade"), Advanced Clearing, Inc. ("Advanced Clearing"), AmeriVest, Inc. ("AmeriVest") and OnMoney Financial Services Corporation ("OnMoney"), collectively. Our fiscal year ends on the last Friday of each September. Unless otherwise indicated, dollar amounts have been rounded to the nearest one hundred thousand.

                                  OUR COMPANY

     We are a leading provider of online discount brokerage services. We provide technology-based brokerage services to retail investors through a variety of mediums, primarily through the Internet. Our services appeal to a broad market of self-directed retail investors who are value conscious. We use our low-cost platform to offer brokerage services to investors at prices that are significantly lower than prices offered by our major competitors. Our goal is to provide the best execution using the best information at the best value.

     We are an innovator in electronic brokerage services. We were the first brokerage firm to offer touch-tone trading in 1988 and the first to offer trading over the Internet in 1994. In 1997, we embarked upon an aggressive marketing campaign to build awareness of the Ameritrade brand and to attract investors to online trading. At the same time, we introduced our "8 bucks a trade" program and set a price standard among major online discount brokerage firms that remains in place today.

BUSINESS OPERATIONS

     Following is a summary of our operating subsidiaries:

     - AMERITRADE, our principal operating subsidiary, provides retail brokerage services targeted at value conscious investors who trade primarily through the Internet. Ameritrade offers a full range of trading services and focuses on providing a compelling price point and value to retail customers. In addition to the Internet, Ameritrade provides access to its services through automated touch-tone telephone systems, personal digital assistants and registered representatives. Ameritrade customers can invest in common and preferred stocks, mutual funds, options, corporate and municipal bonds, treasury obligations and other securities. Ameritrade also offers a wide range of informational services and educational tools to its customers.

     - ACCUTRADE also offers retail brokerage services, targeting investors who desire a higher degree of personalized customer service.

     - ADVANCED CLEARING provides clearing and execution services to Ameritrade and Accutrade, as well as to independent broker-dealers and other correspondents.

     - AMERIVEST provides wholesale discount brokerage services to depository institutions, including banks, savings and loans and credit unions.

     In addition, we are developing an Internet-based personal financial management system for individual investors through our OnMoney subsidiary.

BUSINESS STRATEGY

     Our business strategy is to capitalize on the growth of the online brokerage industry. The key elements of our business strategy are as follows:

     - Establish Ameritrade as the dominant brand in online trading;

     - Focus on online discount brokerage services;

     - Expand our capacity and infrastructure to meet expected increases in trading volume;

     - Continue to offer innovative technologies and service enhancements to our customers;

     - Be the lowest cost provider of quality brokerage services; and

     - Expand our access to international customers.

     Our principal executive offices are located at 4211 South 102nd Street, Omaha, Nebraska 68127, and our telephone number is (402) 331-7856.

                              RECENT DEVELOPMENTS

     On August 4, 1999, we sold $200,000,000 principal amount of 5.75% Convertible Subordinated Notes due August 1, 2004 (the "Notes") to qualified institutional investors in a private placement pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act"). The Notes are convertible into a total of 6,142,470 shares of Class A common stock at approximately $32.56 per share. We used a portion of the proceeds from the sale of the Notes to repay all outstanding indebtedness under our revolving credit agreement.

                                  THE OFFERING


Class A common stock offered by the
  selling stockholder:..................         222,222 shares



Common stock to be outstanding after the
  offering:
    Class A common stock................     158,103,480 shares
    Class B common stock................      16,372,800 shares
                                             -----------
            Total.......................     174,476,280 shares
                                             ===========


Voting Rights...........................     Except as otherwise required by law
                                             and with respect to the election of
                                             directors, the holders of Class A
                                             common stock and the holders of
                                             Class B common stock have one vote
                                             per share and vote as a single
                                             class with respect to all matters
                                             submitted to a vote of the holders
                                             of common stock. The Class B common
                                             stock is not being offered in the
                                             offerings. The Class B common stock
                                             is entitled to elect a majority of
                                             our directors. The Class A common
                                             stock is entitled to elect the
                                             remainder of our directors. We
                                             currently have nine directors.
                                             Except with respect to the ability
                                             to elect directors and the
                                             conversion rights discussed below,
                                             the Class A common stock and the
                                             Class B common stock are identical
                                             in all respects. If all shares of
                                             Class B common stock are converted
                                             into Class A common stock or if no
                                             shares of Class B common stock are
                                             otherwise outstanding, the holders
                                             of Class A common stock will be
                                             entitled to elect all of our
                                             directors, subject to any rights of
                                             the holders of preferred stock. See
                                             "Description of Capital
                                             Stock -- Common Stock -- Voting
                                             Rights".

Conversion of Class B Common Stock......     Each share of Class B common stock
                                             is convertible into one share of
                                             Class A common stock at any time at
                                             the election of the holder of the
                                             share of Class B common stock. Each
                                             share of Class B common stock
                                             automatically converts into one
                                             share of Class A common stock in
                                             the event of a transfer of the
                                             share of Class B common stock to
                                             any person other than J. Joe
                                             Ricketts, Marlene M. Ricketts, the
                                             lineal descendants of J. Joe
                                             Ricketts and Marlene M. Ricketts
                                             and their spouses or any trust or
                                             other person or entity that holds
                                             common stock for the benefit of any
                                             of those members of the Ricketts
                                             family (the "Control Group"). In
                                             addition, each share of Class B
                                             common stock automatically converts
                                             into one share of Class A common
                                             stock if the number of shares of
                                             outstanding common stock held by
                                             the Control Group falls below 20%
                                             of the number of shares of
                                             outstanding common stock. See
                                             "Description of Capital
                                             Stock -- Conversion Rights".

Use of Proceeds.........................     We will not receive any of the
                                             proceeds from the sale of shares by
                                             the selling stockholder.

Dividends...............................     We have never declared or paid any
                                             cash dividends on our capital stock
                                             and do not anticipate paying any
                                             cash dividends to our stockholders
                                             in the foreseeable future. See
                                             "Dividend Policy".

Listing.................................     The Class A common stock is quoted
                                             on The Nasdaq National Market.

Nasdaq National Market Symbol...........     AMTD

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The information in the following table is based on historical financial information contained in this prospectus and contained in our prior filings with the Securities and Exchange Commission ("SEC"), including our report on Form 10-Q for the period ended June 25, 1999. The following summary financial information should be read in conjunction with this historical financial information, including the notes that accompany such financial information. Per share amounts have been adjusted to reflect a three-for-one stock split effective on July 2, 1999.

                                                                                                    NINE MONTHS
                                                     FISCAL YEAR ENDED                                 ENDED
                                 ----------------------------------------------------------   -----------------------
                                 SEPT. 30,   SEPT. 29,   SEPT. 27,   SEPT. 26,   SEPT. 25,     JUNE 26,     JUNE 25,
                                   1994        1995        1996        1997         1998         1998         1999
                                 ---------   ---------   ---------   ---------   ----------   ----------   ----------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
CONSOLIDATED STATEMENT OF
  INCOME DATA:
Revenues:
  Commissions and clearing
    fees.......................  $ 20,386    $ 23,977    $ 36,470    $ 51,937    $   85,644   $   59,249   $  139,630
  Interest revenue.............     9,856      16,297      22,518      36,623        66,716       46,759       78,924
  Investment income and other..     1,119       2,608       6,391       7,107        11,834       10,044        7,482
                                 --------    --------    --------    --------    ----------   ----------   ----------
        Total revenues.........    31,361      42,882      65,379      95,667       164,194      116,052      226,036
  Interest expense.............     3,912       7,862      11,040      18,429        29,279       20,693       32,163
                                 --------    --------    --------    --------    ----------   ----------   ----------
        Net revenues...........    27,449      35,020      54,339      77,238       134,915       95,359      193,873
Pre-advertising operating
  expense......................    14,012      19,348      28,385      41,842        90,770       64,155      126,560
Advertising expense............     5,987       4,842       7,537      13,971        43,614       39,757       34,902
                                 --------    --------    --------    --------    ----------   ----------   ----------
        Total expenses
          excluding interest...    19,999      24,190      35,922      55,813       134,384      103,912      161,462
Income (loss) before provision
  for income taxes.............     7,450      10,830      18,417      21,425           531       (8,553)      32,411
Provision (benefit) for income
  taxes........................     2,619       3,799       7,259       7,603           321       (2,973)      11,674
                                 --------    --------    --------    --------    ----------   ----------   ----------
        Net income (loss)......  $  4,831    $  7,031      11,158      13,822    $      210   $   (5,580)  $   20,737
                                 ========    ========    ========    ========    ==========   ==========   ==========
Basic earnings (loss) per
  share........................  $   0.03    $   0.05    $   0.07    $   0.08    $     0.00   $    (0.03)  $     0.12
Diluted earnings (loss) per
  share........................  $   0.03    $   0.05    $   0.07    $   0.08    $     0.00        (0.03)        0.12
Weighted average shares
  outstanding -- basic.........   154,271     153,766     153,766     165,227       174,188      174,206      174,310
Weighted average shares
  outstanding -- diluted.......   154,271     153,766     153,766     165,233       174,465      174,343      175,689
OPERATING DATA:
Average customer trades per
  day..........................     1,519       2,055       3,670       6,571        18,407       16,423       48,033
Total assets in customer
  accounts (in billions).......  $    1.7    $    2.4    $    4.0    $    7.3    $     11.4   $     11.3   $     22.6
Number of core accounts(1).....    18,000      38,000      52,000      98,000       306,000      267,000      505,000
Net revenue per trade..........  $  70.31    $  67.09    $  58.76    $  46.65    $    29.20   $    30.88   $    21.47
Pre-advertising operating
  expense per trade............  $  35.89    $  37.07    $  30.69    $  25.27    $    19.65   $    20.78   $    14.02
Operating margin(2)............        27%         31%         34%         28%            0%          (9%)         17%
Pre-advertising operating
  margin(3)....................        49%         45%         48%         46%           33%          33%          35%
Return on average equity(4)....        49%         47%         44%         28%            0%          (9%)         15%

                                 SEPT. 30,   SEPT. 29,   SEPT. 27,   SEPT. 26,   SEPT. 25,     JUNE 26,     JUNE 25,
                                   1994        1995        1996        1997         1998         1998         1999
                                 ---------   ---------   ---------   ---------   ----------   ----------   ----------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
  DATA:
Cash and segregated
  investments..................  $101,352    $125,456    $191,436    $373,286    $  527,982   $  477,643   $  624,827
Receivable from customers and
  correspondents, net..........    99,627     130,187     166,075     325,407       647,122      609,805    1,471,594
Total assets...................   216,991     287,105     401,679     757,357     1,290,402    1,157,059    2,651,784
Payable to customers and
  correspondents...............   198,539     251,862     356,943     666,279     1,136,082    1,048,431    1,820,477
Total long-term debt...........        --       7,097       4,853          --        11,000        6,500       58,000
Stockholders' equity...........    12,473      19,504      30,662      66,989        84,572       61,252      338,809

---------------

(1) Core accounts consist of open accounts in our discount brokerage subsidiaries.

(2) Operating margin is computed by dividing income before provision for income taxes by net revenues.

(3) Pre-advertising operating margin is computed by dividing income before provision for income taxes plus advertising expenses by net revenues.

(4) Return on average equity is computed by dividing net income by average stockholders' equity on a quarterly basis. Nine month results are not annualized.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment in the Class A common stock.

OUR BUSINESS COULD BE HARMED BY MARKET FLUCTUATIONS AND OTHER SECURITIES INDUSTRY RISKS

     Substantially all of our revenues are derived from discount securities brokerage and clearing and execution services. Like other brokerage businesses, we are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. We are particularly affected by volatility in technology and Internet-related stocks because a significant portion of our customers invest in these types of stocks. In recent months, the U.S. securities markets have fluctuated considerably. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Reduced trading volumes and prices have historically resulted in reduced transaction revenues. In addition, when trading volume is low, our profitability may be adversely affected because our overhead is substantially fixed.

THE MARKET PRICE OF THE CLASS A COMMON STOCK WILL FLUCTUATE AND COULD FLUCTUATE SIGNIFICANTLY

     The Class A common stock has experienced significant price fluctuations in recent months. The stock market in general also has experienced substantial price and volume fluctuations. The market prices of securities of Internet-related companies, in particular, have been especially volatile. The price of the Class A common stock could decrease substantially following the offering. In addition, because the market price of our Class A common stock tends to fluctuate significantly, we may become the object of securities class action litigation. Securities class action litigation may result in substantial costs and a diversion of management's attention and resources.

SYSTEMS FAILURES AND DELAYS COULD HARM OUR BUSINESS

     We receive and process trade orders through a variety of electronic mediums, including the Internet, personal digital assistants and automated touch-tone telephone systems. These methods of trading are heavily dependent on the integrity of the electronic systems supporting them. Our systems and operations are vulnerable to damage or interruption from human error, natural disasters, power loss, computer viruses, intentional acts of vandalism and similar events. Extraordinary trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail. We have experienced periods of extremely high trading volume that has caused individual system components or processes to fail, resulting in the temporary unavailability of our Web site for online trading and delays in our telephone systems. On some other occasions, high trading volume has caused significant delays in executing trading orders, resulting in some customers' orders being executed at prices they did not anticipate. In September 1998, we became subject to a putative class action lawsuit resulting from systems failures and delays. In addition, from time to time, we reimburse our customers for losses incurred in connection with systems failures and delays. During the quarter ended December 31, 1998, we paid $3.1 million to customers for execution price adjustments as a result of systems failures and delays. Systems failures and delays may occur again in the future and could cause:

     - unanticipated disruptions in service;

     - slower response times;

     - decreased customer service and customer satisfaction; and

     - harm to our reputation;

which could result in:

     - loss of customers;

     - increased operating expenses;

     - financial losses;

     - additional litigation or other customer claims; and

     - regulatory sanctions.

CAPACITY CONSTRAINTS OF OUR SYSTEMS COULD HARM OUR BUSINESS

     As our business grows, we will need to expand and upgrade our transaction processing systems, network infrastructure and other aspects of our technology. Many of our systems are designed to accommodate additional growth without redesign or replacement; however, we will need to make significant investments in additional hardware and software to accommodate growth. We may not be able to project accurately the rate or timing of growth in our business, or the cost to expand and upgrade our systems and infrastructure to accommodate any growth in a timely manner. Failure to make necessary expansions and upgrades to our systems and infrastructure could lead to failures and delays, which could have a material adverse effect on our business, financial condition and results of operations.

SUBSTANTIAL COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     The market for discount brokerage services, particularly electronic brokerage services, is new, rapidly evolving and competitive. We expect the competitive environment to continue in the future. We may not be able to compete effectively with current or future competitors, which could have a material adverse effect on our business, financial condition and results of operations. We face direct competition from numerous discount brokerage firms, many of which provide online services. We also encounter competition from the broker-dealer affiliates of established full-commission brokerage firms as well as from financial institutions, mutual fund sponsors and other organizations, some of which provide or have announced that they intend to provide online discount brokerage services. Some of our competitors have greater financial, technical, marketing and other resources than we do. Some of our competitors offer a wider range of services and financial products than we do and have greater name recognition and a more extensive customer base than we do. We believe that the general financial success of companies within the online securities industry will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial information and others. These companies may provide a more comprehensive suite of services than we do. In addition, our clearing operations compete with numerous firms that provide clearing and execution services to the securities industry.

WE MAY BE UNABLE TO MANAGE OUR RAPID GROWTH EFFECTIVELY

     We have rapidly and significantly expanded our operations and anticipate that continued expansion will be required to realize our growth strategy. Our rapid growth has placed significant demands on our management and other resources and these demands are likely to continue. If we are unable to effectively manage our future growth, we may not be able to achieve the rate of growth that we have experienced in the past. To manage our future growth, we will need to attract, hire and retain highly skilled and motivated officers and employees. In particular, we currently need to hire a significant number of technical personnel and customer service representatives. Most of our competitors face similar staffing shortages, which makes the competition for qualified employees particularly intense. We also will need to improve existing systems and/or implement new systems for operational and financial management and training, integrating and managing our growing employee base.

OUR FUTURE OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     We may experience significant variation in our future quarterly results of operations. These fluctuations may result from:

     - the timing and size of advertising campaigns;

     - introductions of or enhancements to online investing services by us or our competitors;

     - changes in trading volume in securities markets;

     - changes in pricing policies by us or our competitors;

     - disruptions or problems in our services to customers;

     - changes in our business strategy;

     - changes in the level of operating expenses needed to support projected growth;

     - actions taken by us that negatively affect short-term results but may benefit long-term results; and

     - general economic conditions.

Due to these factors, quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely on them as an indication of our future performance. In addition, our future quarterly operating results may not consistently meet the expectations of securities analysts or investors, which could have a material adverse effect on the market price of the Class A common stock.

REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS

     The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. Our operations and profitability may be directly affected by:

     - additional legislation;

     - changes in rules promulgated by the SEC, the National Association of Securities Dealers, Inc. ("NASD"), the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations; or

     - changes in the interpretation or enforcement of existing laws and rules.

     The SEC, the NASD and other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders to, suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with applicable laws and rules is largely dependent on our internal system to ensure compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions in the future due to claimed noncompliance, which could have a material adverse effect on our business, financial condition and results of operations.

     Recently, various regulatory and enforcement agencies have been reviewing systems capacity, customer access, best execution practices, other service issues and advertising claims as they relate to the discount and online brokerage industry. These reviews could result in enforcement actions or new regulations, either of which could have a material adverse effect on our business, financial condition and results of operations.

     Securities industry regulators are currently reviewing the extent to which clearing firms, such as Advanced Clearing, will be held accountable for the improper activities of introducing brokers for which they provide clearing services. Our procedures may not be sufficient to protect us from liability for the acts of introducing brokers under current or future laws and regulations.

     In addition, we use the Internet as a major distribution channel to provide services to our customers. Due to the increasing popularity of the Internet, it is possible that new laws and regulations may be adopted dealing with issues such as user privacy and the pricing, content and quality of products and services. These laws and regulations might increase our cost of using, or limit our ability to use, the Internet as a distribution channel. As a result, the adoption of these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

     We intend to expand our business in U.S. securities to other countries. We will need to comply with the relevant regulations of each country in which we conduct business. Our international expansion may be limited by the compliance requirements of these jurisdictions.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON CONTINUED GROWTH OF INTERNET COMMERCE

     The market for online discount brokerage services is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. A significant portion of our growth is related to acceptance of the Internet as a method of commerce. The failure of commerce on the Internet to grow at projected rates could have a material adverse effect on our business, financial condition and results of operations.

THE SUCCESS OF OUR BUSINESS WILL DEPEND ON CONTINUED DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

     The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. Our success will depend upon the development and maintenance of the Internet's infrastructure to cope with this increased traffic. The failure to develop and maintain the Internet's infrastructure could have a material adverse effect on our business, financial condition and results of operations. The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure and could face similar outages and delays in the future. Outages and delays are likely to affect the level of Internet usage and the processing of transactions on our Web site. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards to handle increased levels of activity.

WE ARE HIGHLY DEPENDENT ON OUR KEY PERSONNEL

     We are highly dependent on a small number of key executive officers. We have entered into employment agreements with our key executive officers but do not maintain "key person" life insurance policies on any of our officers. Our success has been, and will be, dependent to a large degree on our ability to retain the services of our existing key executive officers and to attract and retain additional qualified personnel in the future. Competition for these personnel is intense. The loss of the services of any of our key executive officers or the inability to identify, hire and retain other highly qualified technical and managerial personnel in the future could have a material adverse effect on our business, financial condition and results of operations.

THE RICKETTS FAMILY CONTROLS ALL FUNDAMENTAL MATTERS AFFECTING US


     Following the offering, J. Joe Ricketts, our Chairman and Co-Chief Executive Officer, his family members and trusts held for their benefit (collectively, the "Ricketts Family") will own approximately 58.3% of the Class A common stock and all of the Class B common stock, which will constitute approximately 62.2% of the common stock. As a result, the Ricketts Family will retain the ability to control all fundamental matters affecting us, including:


     - the election of the majority of our directors;

     - the sale of substantially all of our assets;

     - the merger of Holding with another entity;

     - an amendment to our certificate of incorporation;

     - the future issuance of common stock or other securities; and

     - the declaration of any dividend payable on the common stock.

In addition, the Ricketts Family could convert a portion of its Class B common stock into Class A common stock and subsequently dispose of such shares, thereby substantially reducing its economic interest in Holding while retaining the ability to elect the majority of our directors.

WE WILL NEED TO INTRODUCE NEW PRODUCTS AND SERVICES TO REMAIN COMPETITIVE

     Our future success depends in part on our ability to develop and enhance our products and services. There are significant technical and financial risks in the development of new or enhanced products and services, including the risk that we will be unable to:

     - effectively use new technologies;

     - adapt our products and services to emerging industry standards; or

     - develop, introduce and market new or enhanced products and services.

If we are unable to develop and introduce enhanced or new products and services quickly enough to respond to market or customer requirements, or if our products and services fail to achieve market acceptance, our business, financial condition and results of operations could be materially adversely affected.

WE MAY NOT BE ABLE TO KEEP UP WITH RAPID TECHNOLOGICAL AND OTHER CHANGES

     The markets in which we compete are characterized by rapidly changing technology, evolving industry standards, frequent new product and service announcements, introductions and enhancements and changing consumer demands. We may not be able to keep up with these rapid changes. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure.

CHANGES IN PAYMENTS FOR ROUTING OUR CUSTOMERS' ORDERS COULD ADVERSELY AFFECT OUR BUSINESS

     We have arrangements with several execution agents to receive cash payments in exchange for routing trade orders to these firms for execution. We expect these payments to continue to decrease on a per trade basis, which could have a material adverse effect on our business, financial condition and results of operations. Receiving payments for routing customers' orders may not continue to be permitted by the SEC, the NASD or other governmental and regulatory agencies and courts. Furthermore, competition between execution agents and the implementation by the SEC of order handling rules in January 1997 has made it less profitable for execution agents to offer order flow payments to broker-dealers.

OUR NETWORKS MAY BE VULNERABLE TO SECURITY RISKS

     The secure transmission of confidential information over public networks is a critical element of our operations. We have not in the past experienced network security problems. However, our networks may be vulnerable to unauthorized access, computer viruses and other security problems. Persons who circumvent security measures could wrongfully use our confidential information or our customers' confidential information or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect against all security risks.

YEAR 2000 RISKS MAY HARM OUR BUSINESS

     Many computer systems were not designed to handle dates beyond the year 1999. These systems, if not modified or replaced, could fail or create erroneous results by or at the Year 2000. We have implemented a plan to address Year 2000 problems with our own systems. However, if we are unable to make our systems Year 2000 compliant on a timely basis or if the costs associated with addressing Year 2000 issues are greater than planned, our business, financial condition and results of operations could be materially adversely affected. In addition, our operations rely heavily on the integrity of computer systems of third parties, such as broker-dealers, clearinghouses, stock exchanges and online and Internet service providers. A systems failure affecting any of these parties due to Year 2000 issues would interfere with the trading process and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

WE MUST COMPLY WITH NET CAPITAL REQUIREMENTS

     The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is an SEC-defined measure of a broker-dealer's readily available liquid assets, reduced by its total liabilities other than approved subordinated debt. All of our broker-dealer subsidiaries are required to comply with the net capital requirements. If we fail to maintain the required net capital, the SEC could suspend or revoke our registration, or the NASD could expel us from membership, which could ultimately lead to our liquidation. If the net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and results of operations.

OUR CLEARING OPERATIONS EXPOSE US TO LIABILITY FOR ERRORS IN CLEARING FUNCTIONS

     Advanced Clearing provides clearing and execution services to each of our discount brokerage businesses, as well as to independent broker-dealers, depository institutions, registered investment advisors and financial planners. Clearing services include the confirmation, receipt, settlement and delivery functions involved in securities transactions. As a clearing broker, Advanced Clearing also assumes direct responsibility for the possession and control of customer securities and other assets and the clearance of customer securities transactions. Self-clearing securities firms are subject to substantially more regulatory control and examination than brokers that rely on others to perform those functions, such as many of our competitors. Errors in performing clearing functions, including clerical and other errors related to the handling of funds and securities held by us on behalf of customers and introducing brokers, could lead to civil penalties imposed by applicable authorities as well as losses and liability in related lawsuits brought by customers and others.

WE ARE EXPOSED TO CREDIT RISK

     We make margin loans to customers collateralized by customer securities and periodically borrow securities to cover trades. By permitting customers to purchase securities on margin, we are subject to risks inherent in extending credit, especially during periods of rapidly declining markets in which the value of the collateral held by us could fall below the amount of a customer's indebtedness. The inability of customers to repay their margin loans could result in material losses to us. A significant portion of our net revenues is derived from interest on margin loans. To the extent that these margin loans exceed customer cash balances maintained with us, we generally must obtain financing from third parties. We may not be able to obtain such financing on favorable terms or in sufficient amounts.

WE MUST PROTECT OUR INTELLECTUAL PROPERTY

     Our success and ability to compete are dependent to a significant degree on fully protecting our intellectual property, which includes our proprietary technology, trade identity and customer base. We rely on all modes of intellectual property protection to protect our intellectual property, including copyright, trade secret, trademark, domain name, patent and contract law. Notwithstanding the precautions taken by us to protect our intellectual property, it is possible that third parties may misappropriate, obtain, copy or use without authorization, or otherwise infringe upon, our intellectual property. It is also possible that third parties may independently develop intellectual property similar to ours. Policing unauthorized use of our intellectual property may be difficult because of difficulties in controlling the ultimate destination or security of information transmitted over the Internet. In addition, the laws of foreign countries may afford different, and possibly inadequate, protection of our intellectual property.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS INVOLVE RISKS

     We intend to pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

     - difficulties in assessing values for acquired businesses and technologies;

     - difficulties in the assimilation of acquired operations and products;

     - diversion of management's attention from other business concerns;

     - assumption of unknown material liabilities of acquired companies;

     - amortization of acquired intangible assets, which could reduce future reported earnings; and

     - potential loss of customers or key employees of acquired companies.

We may not be able to integrate successfully any operations, personnel, services or products that we acquire in the future. In addition, we have established a number of strategic relationships with online service providers and information service providers. These relationships and others we may enter into in the future are and will be important to our business and growth prospects. We may not be able to maintain these relationships or develop new strategic alliances.

WE MAY NOT SUCCEED IN INTERNATIONAL MARKETS

     We have limited experience in providing brokerage services internationally. We may not succeed in marketing our services in international markets. In addition, there are risks inherent in doing business in some international markets that may include:

     - less developed technological infrastructures;

     - lower customer acceptance of, or access to, electronic channels;

     - regulatory requirements, tariffs and other trade barriers;

     - reduced protection for intellectual property rights;

     - difficulties in staffing and managing foreign operations;

     - less developed automation in exchanges, depositories and clearing systems;

     - fluctuations in currency exchange rates; and

     - potentially adverse tax consequences.

Any of the factors described above could have a material adverse effect on our future international operations.

CERTAIN PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD MAKE A TAKEOVER MORE DIFFICULT

     Our certificate of incorporation, bylaws and Delaware corporate law contain provisions that might make it more difficult for someone to acquire control of us in a transaction not approved by our board of directors. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board of directors. The existence of these provisions could adversely affect the market price of the Class A common stock. In addition, these provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. For a description of these provisions, see "Description of Capital Stock".

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the information incorporated by reference in it include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend that the forward-looking statements be covered by the safe harbor provisions for forward-looking statements in these sections. In some cases, you can identify these statements by our use of forward-looking words such as "may", "will", "should", "anticipate", "estimate", "expect", "plan", "believe", "predict", "potential" or "intend". You should be aware that these statements only reflect our expectations. Actual events or results may differ substantially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this prospectus under the caption "Risk Factors". We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholder.

                                DIVIDEND POLICY

     We have not declared or paid cash dividends on any of our common stock. We currently intend to retain all of our earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Our revolving credit agreement prohibits the payment of cash dividends. The payment of any future dividends will be at the discretion of our board of directors in accordance with the provisions of the revolving credit agreement and will depend upon a number of factors, including future results of operations, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

                      MARKET PRICE OF CLASS A COMMON STOCK

     Our Class A common stock is quoted on The Nasdaq National Market under the symbol "AMTD". The following table shows for the periods indicated the high and low bid prices per share of our Class A common stock as reported by The Nasdaq National Market. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. These prices reflect the two-for-one stock splits effective on August 18, 1998 and February 22, 1999 and the three-for-one stock split effective on July 2, 1999.


                                                               HIGH     LOW
                                                               ----     ---
FISCAL 1997
Second Quarter (beginning March 4, 1997)....................  $ 1.88   $ 1.35
Third Quarter...............................................  $ 1.53   $ 0.98
Fourth Quarter..............................................  $ 2.24   $ 1.22
FISCAL 1998
First Quarter...............................................  $ 3.25   $ 1.50
Second Quarter..............................................  $ 2.59   $ 1.86
Third Quarter...............................................  $ 2.74   $ 1.91
Fourth Quarter..............................................  $ 4.47   $ 2.16
FISCAL 1999
First Quarter...............................................  $ 6.50   $ 1.88
Second Quarter..............................................  $22.50   $ 5.00
Third Quarter...............................................  $62.79   $19.54
Fourth Quarter (through September 1, 1999)..................  $43.50   $18.00



     On September 1, 1999, the last reported bid price of our Class A common stock on The Nasdaq National Market was $20.25 per share and there were 488 holders of record, including The Depository Trust Company, which holds shares of Class A common stock on behalf of an indeterminate number of beneficial owners.

                                 CAPITALIZATION

     The following table sets forth, as of June 25, 1999, (1) our actual capitalization as adjusted to give effect to the three-for-one stock split effective on July 2, 1999 and (2) our capitalization as further adjusted to give effect to the sale of the Notes on August 4, 1999. You should read this table in conjunction with our historical financial information, including the notes that accompany such financial information, incorporated by reference in this prospectus.

                                                                     JUNE 25, 1999
                                                              ---------------------------
                                                                 ACTUAL      AS ADJUSTED
                                                              ------------   ------------
Long-term debt:
  Revolving credit agreement................................  $ 58,000,000   $         --
  5.75% Convertible Subordinated Notes due August 1, 2004...            --    200,000,000
                                                              ============   ============
          Total long-term debt..............................  $ 58,000,000   $200,000,000
Stockholders' equity:
  Preferred stock, $1 par value; authorized 3,000,000
     shares, none issued....................................            --             --
  Class A common stock, $.01 par value, 270,000,000 shares
     authorized, 158,063,640 shares issued..................     1,580,636      1,580,636
  Class B common stock, convertible, $.01 par value,
     18,000,000 shares authorized, 16,372,800 issued and
     outstanding............................................       163,728        163,728
  Additional paid-in capital................................    24,072,189     24,072,189
  Retained earnings.........................................    64,493,988     64,493,988
  Treasury stock (39,840 shares of Class A common stock)....       (93,285)       (93,285)
  Accumulated other comprehensive income....................   248,591,593    248,591,593
                                                              ------------   ------------
          Total stockholders' equity........................   338,808,849    338,808,849
                                                              ------------   ------------
            Total capitalization............................  $396,808,849   $538,808,849
                                                              ============   ============

                              SELLING STOCKHOLDER

     The following table sets forth the beneficial ownership of our common stock by the selling stockholder.


     Under the Exchange Act, a person will be deemed to be a "beneficial owner" of shares of our Class A common stock if he or she has or shares the power to vote or direct the voting of such shares or the power to dispose or direct the disposition of such shares. Unless otherwise indicated in the footnotes to the table, the selling stockholder has sole voting and dispositive power with respect to the shares of our Class A common stock shown as beneficially owned.



                                            PRIOR TO THE OFFERING
                                     -----------------------------------     AFTER THE OFFERING
                                                               NUMBER OF   -----------------------
                                     NUMBER OF    PERCENT OF    SHARES     NUMBER OF    PERCENT OF
NAME                                 SHARES(1)      SHARES      OFFERED      SHARES       SHARES
----                                 ----------   ----------   ---------   ----------   ----------
J. Joe Ricketts(2), Director,
  Chairman and Co-Chief Executive
  Officer of Holding...............  52,552,660     30.1%       222,222    52,330,438     30.0%


---------------

 (1) Amounts of shares of common stock beneficially owned assumes that all of the Class B common stock has been converted into Class A common stock.


 (2) Shares of Class A common stock beneficially owned by Mr. Ricketts consist of 34,611,312 shares held by Mr. Ricketts individually, 4,500,000 shares held jointly with Marlene M. Ricketts, his spouse, 332,352 shares held in the J. Ricketts IRA, 4,626,033 shares in Mr. Ricketts' 401(k) account, and 296,802 shares issuable upon the exercise of options exercisable within 60 days from September 1, 1999. Shares of Class B common stock beneficially owned by Mr. Ricketts consist of 8,186,112 shares held by the Marlene M. Ricketts 1994 Dynasty Trust, over which Mr. Ricketts has sole voting and dispositive power. Mr. Ricketts' address is c/o Ameritrade Holding Corporation, 4211 South 102nd Street, Omaha, Nebraska 68127.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary description of our capital stock is based on the provisions of our certificate of incorporation and bylaws and the applicable provisions of the Delaware General Corporation Law. For information on how to obtain copies of our certificate of incorporation and bylaws, see "Where You Can Find More Information".

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     We currently have authority to issue 291,000,000 shares of capital stock, consisting of 270,000,000 shares of Class A common stock, $.01 par value, 18,000,000 shares of Class B common stock, $.01 par value, and 3,000,000 shares of preferred stock, $1.00 par value. As of September 1, 1999, 158,103,480 shares of our Class A common stock, 16,372,800 shares of our Class B common stock and no shares of our preferred stock were issued and outstanding.


     The authorized and unissued shares of common stock and preferred stock may be utilized for a variety of corporate purposes, including future public offerings and corporate acquisitions, and could be utilized, under certain circumstances, to delay, prevent or make more difficult a takeover or change in control of Holding.

     The rights of the holders of our Class A common stock and our Class B common stock discussed below are subject to such rights as our board of directors may from time to time confer on holders of our preferred stock that may be issued in the future. Such rights may adversely affect the rights of holders of our Class A common stock or our Class B common stock, or both.

COMMON STOCK

     VOTING RIGHTS. Except for the election of directors and as otherwise required by the law, the holders of our Class A common stock and our Class B common stock have one vote per share and vote as a single class on any matter submitted to a stockholder vote. Under the Delaware General Corporation Law, the holders of Class A common stock must vote separately as a class to approve any proposal to amend the certificate of incorporation to change the rights, preferences and limitations of Class A common stock. Our board of directors determines by resolution the number of directors we will have but, in any case, by our bylaws, we may not have less than three. We currently have nine directors.

     The holders of our Class B common stock are entitled to elect a majority
(five) of our board of directors. The holders of Class A common stock are entitled to elect the remaining (four) directors. Only the holders of the class of common stock that have elected a director or that have filled the vacancy of a director previously may remove or fill the vacancy of that director. If all of the shares of Class B common stock are converted into Class A common stock or are no longer outstanding, the holders of Class A common stock will be entitled to elect all of the directors, subject to any rights of the holders of preferred stock. The shares of Class A common stock and Class B common stock do not have cumulative voting rights.

     In general, the holders of our Class B common stock will be able to defeat any attempt to acquire control of us even if more than a majority of the holders of the outstanding shares of common stock favor a change of control. This could preclude holders of shares of our common stock from receiving any premium above market price for their shares that may be offered in an attempt to acquire control of us. By their ability to control the board of directors, the holders of our Class B common stock also will generally have the power to prevent certain fundamental corporate changes, like a sale of substantially all of our assets, a merger of our company or an amendment to our certificate of incorporation.

     DIVIDEND RIGHTS. Dividends may be paid on our Class A common stock and our Class B common stock when and as declared by our board of directors. Any dividend declared and payable in cash, capital stock (other than our Class A common stock or our Class B common stock) or other property must be paid equally on a share-for-share basis on Class A common stock and Class B common stock. Dividends and distributions payable in shares of Class A common stock may be paid only on shares of Class A common stock, and dividends and distributions payable in shares of Class B common stock may be paid only on shares of Class B common stock. If a dividend or distribution payable in Class A common stock is made on Class A common stock, the same dividend or distribution in Class B common stock has to be made on Class B common stock. Similarly, if a dividend or distribution payable in Class B common stock is made on Class B common stock, the same dividend or distribution in Class A common stock must be made on Class A common stock.

     LIQUIDATION RIGHTS. If there is a liquidation, distribution or winding up of Holding, the holders of our Class A common stock and the holders of our Class B common stock will be entitled to participate equally on a share-for-share basis in all distributions to the holders of common stock.

     CONVERSION RIGHTS. Our Class A common stock is not convertible. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of and without any cost to the holder of the shares. Each share of Class B common stock automatically converts into one share of Class A common stock if that share of Class B common stock is sold or transferred to any person other than a member of the Control Group. In addition, each share of Class B common stock automatically converts into one share of Class A common stock if the number of shares of outstanding common stock held by the Control Group falls below 20 percent of the total number of shares of outstanding common stock.

     PREEMPTIVE RIGHTS. Neither the holders of Class A common stock nor the holders of Class B common stock have preemptive rights to purchase shares of Class A or Class B common stock or shares of stock of any other class that we may issue.

PREFERRED STOCK

     Our board of directors are authorized to issue, by resolution and without any action by stockholders, up to 3,000,000 shares of our preferred stock and may establish the designations, dividend rights, dividend rate, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and all other preferences and rights of any series of preferred stock, including rights that could adversely affect the voting power of the holders of Class A common stock. We have no present intention to issue any shares of preferred stock.

DIRECTOR NOMINATIONS AND STOCKHOLDER PROPOSALS.

     Our bylaws establish procedures for the nomination of candidates for election as directors and stockholder proposals. In order to nominate directors or bring other business before an annual meeting of stockholders, a stockholder must give notice to the secretary not less than 120 days and not more than 150 days prior to the date of our proxy statement for the preceding year's annual meeting. To make nominations or bring other business before a special meeting of stockholders, a stockholder must give notice to the secretary not less than 60 days and not more than 90 days prior to the date of the special meeting. Only the chief executive officer, the president, the majority of the board of directors or the holders of not less than 25% of our outstanding voting stock may call a special meeting of the stockholders. A stockholder may nominate a person to be a director only if that stockholder would be entitled to vote for that person in the election for that director. Also, the stockholder's notice for nominating a director must provide all information relating to the person being nominated that required by Regulation 14A of the Exchange Act.

CERTAIN STATUTORY PROVISIONS.

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation like us from engaging in a business combination with an interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless

- prior to that date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,

- upon consummation of the transaction that resulted in such person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee stock plans, or

- on or after the date the stockholder became an interested stockholder, the business combination is approved by the corporation's board of directors and authorized by the affirmative vote, and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation excluding the stock owned by the interested stockholder.

     A "business combination" includes a merger or consolidation, asset sale or other transaction resulting, directly or indirectly, in a financial benefit to the interested stockholder. An "interested stockholder" is a person, other than the corporation and any direct or indirect majority owned subsidiary of the corporation, who (1) is the owner of 15% or more of the corporation's outstanding voting stock or (2) is an affiliate or associate of the corporation and was the owner of 15% or more of the corporation's outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether a person is an interested stockholder, including the affiliates or associates of that person.

     Section 203 expressly exempts from the requirements described above any business combination by a corporation with an interested stockholder who became an interested stockholder at a time when the section did not apply to the corporation.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     LIMITATIONS OF DIRECTOR LIABILITY. Section 102(b)(7) of the Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the full extent permitted by the law. Specifically, our directors are not personally liable for monetary damages to us or our stockholders for breach of the director's fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to us or our stockholders;

- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

- any transaction from which the director derived an improper personal benefit.


     These provisions in our certificate of incorporation do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. Moreover, these provisions probably would not bar claims against a director for violation of the federal securities laws.

     INDEMNIFICATION. Our bylaws require us to indemnify our directors and officers to the maximum extent permitted by law against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director or officer of our company. In addition, we must advance or reimburse directors and officers for expenses incurred by them relating to indemnifiable claims. We also maintain directors' and officers' liability insurance, which covers liabilities under the federal securities laws.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our Class A common stock is The Bank of New York.

                              PLAN OF DISTRIBUTION

     The selling stockholder will offer the shares of Class A common stock to a limited number of our employees at the offering price set forth on the cover of this prospectus. There will be no underwriters, brokers or dealers engaged in connection with the offering. There will be no fees, commissions or expenses payable by the purchasers in connection with the offering.

     The selling stockholder will agree to guarantee each purchaser's obligations under certain loan documents entered into for the purpose of purchasing Class A common stock in the offering and has pledged shares of Class A common stock in connection with such guarantees.

     Each purchaser of Class A common stock will agree that, subject to certain limited exceptions, until October 28, 1999, the purchaser will not offer, sell, contract to sell or otherwise dispose of any shares of Class A common stock or any securities substantially similar to the Class A common stock, including securities convertible into or exchangeable or exercisable for shares of Class A common stock or substantially similar securities, without the prior written consent of Goldman, Sachs & Co.

     We estimate that the total expense of the offering will be approximately $50,000.

                        VALIDITY OF CLASS A COMMON STOCK

     The validity of the Class A common stock offered by the selling stockholder is being passed upon for us by Mayer, Brown & Platt, Chicago, Illinois.

                                    EXPERTS

     The consolidated financial statements as of September 25, 1998 and September 26, 1997 and for each of the years in the three year period ended September 25, 1998 included in this prospectus and the related financial statement schedule incorporated by reference from our Annual Report on Form 10-K/A for the year ended September 25, 1998 in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits, contain additional relevant information about us and our Class A common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

   Public Reference Room           New York Regional Office            Chicago Regional Office
   450 Fifth Street, N.W.            7 World Trade Center                  Citicorp Center
         Room 1024                        Suite 1300                   500 West Madison Street
   Washington, D.C. 20549          New York, New York 10048                   Suite 1400
                                                                     Chicago, Illinois 60661-2511

     You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 0-22163.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any such information that is superseded by information included directly in this document.

     This prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC:

- Our Annual Report on Form 10-K for our fiscal year ended September 25, 1998, filed on December 21, 1998, as amended by Form 10-K/A filed on January 20, 1999 (except for Item 8, "Financial Statements and Supplementary Data", which has been updated and included elsewhere in this prospectus);

- Our Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1998, filed on February 12, 1999;

- Our Quarterly Report on Form 10-Q for the quarterly period ended March 26, 1999, filed on May 10, 1999;


- Our Quarterly Report on Form 10-Q for the quarterly period ended June 25, 1999, filed on August 9, 1999;



- Our Current Report on Form 8-K, filed on July 29, 1999; and


- All documents filed with the SEC by us under Sections 13(a), 13(c) 14, and 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated, are considered to be part of this prospectus, effective as of the date these documents are filed.

     In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

     You can obtain any of the documents listed above from the SEC, through the SEC's Web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                         Ameritrade Holding Corporation
                              4211 South 102nd St.
                             Omaha, Nebraska 68127
                       Attn: J. Peter Ricketts, Secretary
                                 (402) 331-7856

     We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  Independent Auditors' Report..............................   F-2
  Consolidated Balance Sheets...............................   F-3
  Consolidated Statements of Income.........................   F-4
  Consolidated Statements of Stockholders' Equity...........   F-5
  Consolidated Statements of Cash Flows.....................   F-6
  Notes to Consolidated Financial Statements................   F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Ameritrade Holding Corporation and Subsidiaries
Omaha, Nebraska

     We have audited the accompanying consolidated balance sheets of Ameritrade Holding Corporation and its subsidiaries (collectively, the "Company") as of September 25, 1998 and September 26, 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 25, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ameritrade Holding Corporation and its subsidiaries as of September 25, 1998 and September 26, 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 25, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Omaha, Nebraska
October 27, 1998 (August 4, 1999 as to Note 11)

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                AS OF SEPTEMBER 26, 1997 AND SEPTEMBER 25, 1998

                                     ASSETS

                                                                  1997            1998
                                                              ------------   --------------
Cash and cash equivalents...................................  $ 53,522,447   $   24,526,935
Cash and investments segregated in compliance with federal
  regulations...............................................   319,763,921      503,455,354
Receivable from brokers, dealers, and clearing
  organizations.............................................    17,823,640       25,732,164
Receivable from customers and correspondents -- net of
  allowance for doubtful accounts: 1997 -- $249,949; 1998 --
  $1,039,788................................................   325,407,147      647,121,854
Furniture, equipment and leasehold improvements -- net of
  accumulated depreciation and amortization: 1997 --
  $3,732,790; 1998 -- $6,728,212............................     8,709,923       26,116,333
Goodwill -- net of accumulated amortization.................     6,346,763        5,983,761
Investments.................................................    12,597,972       30,760,729
Deferred income taxes.......................................        39,314               --
Other assets................................................    13,145,616       26,704,546
                                                              ------------   --------------
          Total assets......................................  $757,356,743   $1,290,401,676
                                                              ============   ==============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Payable to brokers, dealers and clearing organizations....  $  1,404,999   $   11,765,785
  Payable to customers and correspondents...................   666,279,440    1,136,082,337
  Accounts payable and accrued liabilities..................    19,252,931       30,716,987
  Notes payable.............................................            --       11,000,000
  Income taxes payable......................................     3,430,279        1,331,170
  Deferred income taxes.....................................            --       14,933,313
                                                              ------------   --------------
          Total liabilities.................................   690,367,649    1,205,829,592
                                                              ------------   --------------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $1 par value; authorized 3,000,000
     shares, none issued....................................            --               --
  Common stock, $0.01 par value:
     Class A -- 270,000,000 shares authorized; 157,841,076
       shares issued........................................     1,578,411        1,578,411
     Class B -- 18,000,000 shares authorized; 16,372,800
       shares issued and outstanding........................       163,728          163,728
                                                              ------------   --------------
          Total common stock................................     1,742,139        1,742,139
Additional paid in capital..................................    21,700,545       21,683,870
Retained earnings...........................................    43,546,410       43,756,848
Treasury stock -- Class A shares at cost (56,652 shares at
  September 25, 1998).......................................            --         (133,388)
Net unrealized investment gain..............................            --       17,522,615
                                                              ------------   --------------
          Total stockholders' equity........................    66,989,094       84,572,084
                                                              ------------   --------------
          Total liabilities and stockholders' equity........  $757,356,743   $1,290,401,676
                                                              ============   ==============

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                   1996            1997            1998
                                               ------------    ------------    ------------
Revenues:
  Commissions and clearing fees..............  $ 36,469,561    $ 51,936,902    $ 85,644,433
  Interest revenue...........................    22,517,655      36,622,800      66,716,234
  Equity income from investments.............     3,358,871       3,443,807       5,083,172
  Gain from sale of investment...............            --              --         794,634
  Other......................................     3,032,443       3,663,685       5,955,534
                                               ------------    ------------    ------------
          Total revenues.....................    65,378,530      95,667,194     164,194,007
  Interest expense...........................    11,039,777      18,428,854      29,278,536
                                               ------------    ------------    ------------
          Net revenues.......................    54,338,753      77,238,340     134,915,471
Expenses excluding interest:
  Employee compensation and benefits.........    14,049,642      19,290,808      36,082,707
  Commissions and clearance..................     2,530,642       3,320,262       5,762,336
  Communications.............................     3,685,535       5,623,468      12,926,154
  Occupancy and equipment costs..............     2,889,654       5,422,839      10,621,551
  Advertising................................     7,537,265      13,970,834      43,613,779
  Other......................................     5,228,422       8,185,016      25,377,918
                                               ------------    ------------    ------------
          Total expenses excluding
            interest.........................    35,921,160      55,813,227     134,384,445
                                               ------------    ------------    ------------
Income before provision for income taxes.....    18,417,593      21,425,113         531,026
Provision for income taxes...................     7,259,248       7,602,964         320,588
                                               ------------    ------------    ------------
Net income...................................  $ 11,158,345    $ 13,822,149    $    210,438
                                               ============    ============    ============
Basic earnings per share.....................  $       0.07    $       0.08    $       0.00
Diluted earnings per share...................  $       0.07    $       0.08    $       0.00
Weighted average shares outstanding --
  basic......................................   153,765,876     165,226,668     174,187,962
Weighted average shares outstanding --
  diluted....................................   153,765,876     165,233,442     174,464,730

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                           COMMON STOCK               ADDITIONAL
                                               ------------------------------------     PAID-IN      RETAINED      TREASURY
                                    TOTAL       CLASS A      CLASS B       TOTAL        CAPITAL      EARNINGS        STOCK
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 29, 1995....  $19,503,719   $1,595,811   $ 299,376   $ 1,895,187   $  (793,519)  $19,839,450   $(1,437,399)
  Net Income...................   11,158,345           --          --            --            --    11,158,345            --
  Retirement of treasury
    stock......................           --     (221,880)   (135,648)     (357,528)      193,663    (1,273,534)    1,437,399
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 27, 1996....   30,662,064    1,373,931     163,728     1,537,659      (599,856)   29,724,261            --
  Net Income...................   13,822,149           --          --            --            --    13,822,149            --
  Issuance of 48,000 shares
    from compensation plans....       33,750          480          --           480        33,270            --            --
  Issuance of 20,400,000 shares
    from initial public
    offering...................   22,471,131      204,000          --       204,000    22,267,131            --            --
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 26, 1997....   66,989,094    1,578,411     163,728     1,742,139    21,700,545    43,546,410            --
  Net Income...................      210,438           --          --            --            --       210,438            --
  Purchase of treasury stock...     (286,375)          --          --            --            --            --      (286,375)
  Reissuance of treasury
    stock......................      136,312           --          --            --       (16,675)           --       152,987
  Net unrealized investment
    gain.......................   17,522,615           --          --            --            --            --            --
                                 -----------   ----------   ---------   -----------   -----------   -----------   -----------
Balance, September 25, 1998....  $84,572,084   $1,578,411   $ 163,728   $ 1,742,139   $21,683,870   $43,756,848   $  (133,388)
                                 ===========   ==========   =========   ===========   ===========   ===========   ===========

                                     NET
                                 UNREALIZED
                                 INVESTMENT
                                    GAIN
                                 -----------
Balance, September 29, 1995....  $        --
  Net Income...................           --
  Retirement of treasury
    stock......................           --
                                 -----------
Balance, September 27, 1996....           --
  Net Income...................           --
  Issuance of 48,000 shares
    from compensation plans....           --
  Issuance of 20,400,000 shares
    from initial public
    offering...................           --
                                 -----------
Balance, September 26, 1997....           --
  Net Income...................           --
  Purchase of treasury stock...           --
  Reissuance of treasury
    stock......................           --
  Net unrealized investment
    gain.......................   17,522,615
                                 -----------
Balance, September 25, 1998....  $17,522,615
                                 ===========

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
  FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997 AND SEPTEMBER 25,
                                      1998

                                                                1996           1997            1998
                                                            ------------   -------------   -------------
Cash flows from operating activities:
  Net income..............................................  $ 11,158,345   $  13,822,149   $     210,438
  Adjustments to reconcile net income to net cash from
    operating activities:
  Depreciation and amortization...........................     1,048,692       1,693,487       2,999,017
  Provision for losses....................................       148,014          59,000         815,000
  Deferred income taxes...................................      (358,139)        405,064       3,769,643
  Equity income from investments..........................    (3,358,871)     (3,443,807)     (5,083,172)
  Gain from sale of investment............................            --              --        (794,634)
  Amortization of goodwill................................       363,002         363,002         363,002
  Changes in operating assets and liabilities:
    Cash and investments segregated in compliance with
      Federal regulations.................................   (51,977,699)   (144,095,424)   (183,691,433)
    Receivable from brokers, dealers and clearing
      organizations.......................................    (5,080,870)     (2,726,778)     (7,908,524)
    Receivable from customers and correspondents..........   (36,035,750)   (159,391,092)   (322,529,707)
    Other assets..........................................      (658,027)     (7,132,072)    (13,558,930)
    Payable to brokers, dealers and clearing
      organizations.......................................    (1,664,200)        211,520      10,360,786
    Payable to customers and correspondents...............   105,080,587     309,336,470     469,802,897
    Accounts payable and accrued liabilities..............     1,999,534      12,031,923      11,464,056
    Income taxes payable..................................       244,342       2,623,568      (2,099,109)
                                                            ------------   -------------   -------------
      Net cash provided by (used in) operating
         activities.......................................    20,908,960      23,757,010     (35,880,670)
                                                            ------------   -------------   -------------
Cash flows from investing activities:
  Acquisition of subsidiary...............................      (188,953)             --              --
  Purchase of furniture, equipment and leasehold
    improvements..........................................    (1,104,124)     (6,657,232)    (20,405,427)
  Purchase of investments.................................    (6,272,361)       (659,613)     (1,652,740)
  Distributions received from investments.................     2,902,005       3,663,231      12,264,993
  Proceeds from sale of investments.......................            --              --       5,828,395
                                                            ------------   -------------   -------------
      Net cash used in investing activities...............    (4,663,433)     (3,653,614)     (3,964,779)
                                                            ------------   -------------   -------------
Cash flows from financing activities:
  Issuance of Class A common stock........................            --          33,750              --
  Proceeds from initial public offering, net of offering
    costs.................................................            --      22,471,131              --
  Proceeds from notes payable.............................            --              --      22,500,000
  Principal payments on notes payable.....................    (2,244,000)     (4,853,000)    (11,500,000)
  Purchase of treasury stock..............................            --              --        (286,375)
  Reissuance of treasury stock............................            --              --         136,312
                                                            ------------   -------------   -------------
      Net cash provided by (used in) financing
         activities.......................................    (2,244,000)     17,651,881      10,849,937
                                                            ------------   -------------   -------------
Net increase (decrease) in cash and cash equivalents......    14,001,527      37,755,277     (28,995,512)
Cash and cash equivalents at beginning of year............     1,765,643      15,767,170      53,522,447
                                                            ------------   -------------   -------------
Cash and cash equivalents at end of year..................  $ 15,767,170   $  53,522,447   $  24,526,935
                                                            ============   =============   =============
Supplemental cash flow information:
  Interest paid...........................................  $ 11,025,779   $  17,623,539   $  28,258,819
  Income taxes paid (refunds received)....................  $  7,342,359   $   4,525,078   $  (1,418,800)
Supplemental investing activities:
  Unrealized investment gain net of deferred taxes of
    $11,202,984...........................................  $         --   $          --   $  17,522,615
Noncash financing activities:
  Retirement of treasury stock............................  $  1,437,399   $          --   $          --

See notes to consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation -- The consolidated financial statements include the accounts of Ameritrade Holding Corporation and its wholly-owned subsidiaries (collectively, the "Company"), Advanced Clearing, Inc. ("Advanced Clearing"), formerly known as AmeriTrade Clearing, Inc., Accutrade, Inc. ("Accutrade"), Ameritrade (Inc.), formerly known as Ceres Securities, Inc., AmeriVest, Inc. ("AmeriVest"), formerly known as All American Brokers, Inc., K. Aufhauser & Company ("Aufhauser"), and OnMoney Financial Services Corporation ("OnMoney"). All significant intercompany balances and transactions have been eliminated.

     On September 27, 1996, the Company's Board of Directors approved a resolution to reincorporate in the State of Delaware and change its name from TransTerra Co. to Ameritrade Holding Corporation. The reincorporation was accomplished by exchanging each share of Class A and Class B common stock of TransTerra Co. for thirty shares of Class A and Class B common stock of the Company. On January 23, 1997, the Company effected an eight-for-five stock split in the form of a stock dividend. During 1998, the Company's Board of Directors declared a two-for-one common stock split, distributed August 1998, and effected in the form of a stock dividend. All share data and per share amounts have been restated to reflect these exchanges.

     The Company reports on a fifty-two/fifty-three week year. The fiscal years ended 1998, 1997, and 1996 were each fifty-two week years.

     Nature of Operations -- The Company provides discount securities brokerage services through its Ameritrade (Inc.), Accutrade, Aufhauser, and AmeriVest subsidiaries. The Company also provides trading execution and clearing services for its own broker-dealer operations and for unaffiliated broker-dealers through Advanced Clearing. OnMoney is a development-stage entity involved in on-line financial services. The Company's broker-dealer subsidiaries are subject to regulation by the Securities and Exchange Commission, the National Association of Securities Dealers, and the Chicago Stock Exchange, Inc.

     Capital Stock -- The authorized capital stock of the Company consists of Class A common stock, Class B common stock and preferred stock. Each share of Class A and Class B common stock is entitled to one vote on all matters, except that the Class B common stock is entitled to elect a majority of the directors of the Company and the Class A common stock is entitled to elect the remainder of the directors. Each class of common stock is equally entitled to dividends if, as and when declared by the Board of Directors. Shares of Class A common stock are not convertible, while each share of Class B common stock is convertible into one share of Class A common stock at the option of the Class B holder or upon the occurrence of certain events. Class A and Class B common stock have equal participation rights in the event of a liquidation of the Company.

     Voting, dividend, conversion and liquidation rights of the preferred stock would be established by the Board of Directors upon issuance of such preferred stock.

     Use of Estimates -- The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     Securities Transactions -- Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date. Revenues and expenses related to securities transactions, including revenues from execution agents, are also recorded on settlement date, which is not materially different than trade date.

     Depreciation and Amortization -- Depreciation is provided on a straight-line basis using estimated useful service lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

     Goodwill is amortized on a straight-line basis generally over a twenty year period. Accumulated amortization at September 25, 1998 and September 26, 1997 was $1,243,026 and $880,024, respectively. The Company reviews its intangible assets for impairment at least annually or whenever events or change in circumstances indicate that the carrying amount of such asset may not be recoverable.

     Income Taxes -- The Company files a consolidated income tax return with its subsidiaries on a calendar year basis. Deferred income taxes are provided for temporary differences between financial statement and taxable income. The principal temporary differences arise from depreciation, bad debts, prepaid expenses, and certain accrued liabilities. Deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     Cash and Cash Equivalents -- The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Segregated Cash and Investments -- Cash and investments consisting primarily of U.S. Treasury Bills and repurchase agreements at Advanced Clearing of $503,455,354 and $319,763,921 as of September 25, 1998 and September 26,
1997, respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

     Estimated Fair Value of Financial Instruments -- The Company considers the amounts presented for financial instruments on the consolidated balance sheets to be reasonable estimates of fair value. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

     Investments -- The Company's investments in companies and partnerships are accounted for under the equity method when the Company has the ability to exercise significant influence over the investee's operating and financial policies. The cost method is used for investments that do not meet equity method requirements. The Company's investments in marketable equity securities are carried at fair market value and designated as available for sale. Unrealized gains and losses, net of deferred income taxes, are reflected as a separate component of stockholders' equity. Realized gains and losses are determined on the specific identification method and reflected in operations.

     Advertising -- The Company generally expenses advertising costs as they are incurred.

     Earnings Per Share -- The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share ("SFAS 128") and accordingly, restated all prior period earnings per share ("EPS") to conform with SFAS 128. This statement requires dual presentation of basic and diluted earnings per share on the face of the Statement

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

of Income. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of all classes common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or securities converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The adoption of SFAS 128 did not have a material effect on previously reported EPS.

     Stock Based Compensation -- As permitted by SFAS No. 123, Accounting for Stock Based Compensation, the Company accounts for its stock-based compensation on the intrinsic-value method in accordance with Accounting Principles Board ("APB") Opinion No. 25.

     Reclassifications -- Certain items in prior years' consolidated financial statements have been reclassified to conform to the current year presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

     SFAS No. 130 -- In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS No. 130"). This statement establishes standards for reporting and display of comprehensive income and its components in a full set of financial statements. This statement is effective for fiscal years beginning after December 15, 1997. Companies are also required to report comparative totals for comprehensive income in interim reports. The Company will report comprehensive income commencing in fiscal 1999.

     SFAS No. 131 -- In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information ("SFAS No. 131"). This statement requires disclosures for each segment that are similar to those required under current standards with the addition of quarterly disclosure requirements and more specific and detailed geographic disclosures especially by countries as opposed to broad geographic regions. The provisions of SFAS No. 131 are effective for fiscal years beginning after December 15, 1997. This statement will have no impact on the Company as the Company currently does not have reportable operating segments.

     SFAS No. 133 -- In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, Accounting for Derivatives and Similar Financial Instruments and for Hedging Activities. This statement revises the accounting for the recognition and measurement of derivatives and hedging transactions and is effective for fiscal years beginning after June 15, 2000. The Company has not determined the impact this statement will have on the consolidated financial statements.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

2. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

     Amounts receivable from and payable to brokers, dealers and clearing organizations are comprised of the following:

                                                      SEPTEMBER 26,    SEPTEMBER 25,
                                                          1997             1998
                                                      -------------    -------------
Receivable:
  Securities borrowed.............................     $15,072,400      $21,638,669
  Securities failed to deliver....................       2,751,240        4,069,740
  Clearing organizations..........................              --           23,755
                                                       -----------      -----------
     Total........................................     $17,823,640      $25,732,164
                                                       ===========      ===========
Payable:
  Securities loaned...............................     $        --      $ 5,519,000
  Securities failed to receive....................       1,005,984        2,227,342
  Clearing organizations..........................         399,015        4,019,443
                                                       -----------      -----------
     Total........................................     $ 1,404,999      $11,765,785
                                                       ===========      ===========

3. INVESTMENTS

     Knight/Trimark Group, Inc. -- Prior to July 8, 1998, the Company owned a
9.2 percent interest in Roundtable Partners L.L.C. ("Roundtable"), a company formed to hold equity interests in securities trading and market making companies. The Company had accounted for its investment in Roundtable under the equity method since its inception. On July 8, 1998, Roundtable was reorganized into a corporation known as Knight/Trimark Group, Inc. ("Knight/ Trimark") coincident with an initial public offering of Knight/Trimark common stock. As a result of this reorganization, all of the Company's ownership interest in Roundtable was converted to common stock of Knight/Trimark, which represents 7.7 percent of the issued and outstanding shares of common stock of Knight/Trimark. As of September 25, 1998, the Company also received a cash distribution of $7,817,329 in connection with the reorganization. The cash distribution was a return of capital, therefore there was no gain or loss associated with the distribution. As a result of the reorganization of Knight/Trimark and subsequent initial public offering in 1998, the Company accounts for its investment in Knight/Trimark as a marketable equity security held available-for-sale. The Company's investment in Knight/Trimark is subject to a 180-day sale restriction agreement from the initial public offering date with the underwriters of the initial public offering and potential registration costs. On September 25, 1998, the Company valued its investment in Knight/Trimark at $29,454,879. The Company's cost basis on September 25, 1998 was $729,280, therefore the gross unrealized gain is $28,725,599. The Company executes a portion of its securities transactions through subsidiaries of Knight/Trimark. Revenues related to such transactions totaled $9,435,696, $6,843,502, and $7,758,836 in 1998, 1997, and
1996, respectively. These amounts are included in Commissions and Clearing Fees.

     Comprehensive Software Systems, Ltd.("CSS") -- As of September 25, 1998, the Company owned 7.2 percent of CSS, a partnership formed for the purpose of developing software for securities broker-dealers, banks and other financial institutions. On June 3, 1998, the Company earned $794,634 on the sale of a portion of its limited partnership interest in CSS. As a result of this transaction, the Company's ownership interest in CSS decreased from 14.3 percent to 7.2 percent. Accordingly, the Company began accounting for its investment in CSS under the

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

cost method as of that date, and will, therefore, no longer recognize income or loss based on the operations of CSS.

     Adirondack Trading Partners, L.L.C. ("Adirondack") -- As of September 25, 1998, the Company owned a minority interest in Adirondack, a development-stage company formed to trade listed equity and index options. The Company accounts for its ownership in Adirondack under the cost method.

     Telescan, Inc. ("Telescan") -- As of September 26, 1997, the Company owned 769,794 shares of common stock of Telescan, a publicly traded software/online services company. During fiscal 1998, in a series of transactions, the Company sold its interest in Telescan.

4. NOTES PAYABLE

     The Company entered into a revolving credit agreement with a bank group on January 16, 1998. The revolving credit agreement permits borrowings up to $50 million through June 30, 1999, with permissible borrowings decreasing $2.5 million quarterly to $35 million maturity at December 31, 2000. The revolving credit agreement is collateralized by the common stock of the Company's subsidiaries, as well as all assets of the Company. Borrowings under the revolving credit agreement bear interest at prime rate less 0.75 percent (7.75 percent at September 25, 1998). The Company had outstanding indebtedness under the revolving credit agreement of $11 million at September 25, 1998. The Company pays a maintenance fee of 0.25 percent per annum of the unused credit available under the revolving credit agreement. The revolving credit agreement contains certain restrictions, including restrictions on the payment of cash dividends and additional borrowings.

5. INCOME TAXES

     Provision for income tax is comprised of the following for fiscal years ended:

                                                            1996          1997          1998
                                                            ----          ----          ----
Current expense (benefit):
  Federal............................................    $7,132,387    $7,150,775    $(3,051,000)
  State..............................................       485,000        47,125       (398,055)
                                                         ----------    ----------    -----------
                                                          7,617,387     7,197,900     (3,449,055)
Deferred expense (benefit):
  Federal............................................      (306,777)      344,066      3,383,013
  State..............................................       (51,362)       60,998        386,630
                                                         ----------    ----------    -----------
                                                           (358,139)      405,064      3,769,643
                                                         ----------    ----------    -----------
Provision for income taxes...........................    $7,259,248    $7,602,964    $   320,588
                                                         ==========    ==========    ===========

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before provision for income taxes follows:

                                                                  1996       1997       1998
                                                                  ----       ----       ----
Federal statutory rate......................................      35.00%     35.00%     35.00%
State taxes, net of federal tax effect......................       4.29       3.57       2.78
Amortization of goodwill....................................       0.75       0.59      23.93
State credits...............................................      (2.87)     (3.72)      0.00
Other.......................................................       2.24       0.05      (1.34)
                                                                  -----      -----      -----
Effective tax rate..........................................      39.41%     35.49%     60.37%
                                                                  =====      =====      =====

     Deferred tax assets (liabilities) are comprised of the following:

                                                                     1997              1998
                                                                     ----              ----
Unrealized investment gain..................................      $        --      $(11,202,984)
Depreciation and amortization, net..........................         (181,323)         (575,425)
Prepaid expenses............................................       (1,107,460)       (4,279,343)
                                                                  -----------      ------------
                                                                   (1,288,783)      (16,057,752)
Accrued liabilities.........................................        1,328,097         1,124,439
                                                                  -----------      ------------
Net deferred tax assets (liabilities).......................      $    39,314      $(14,933,313)
                                                                  ===========      ============

6. NET CAPITAL

     The Company's subsidiaries are subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis.

     The Company's broker-dealer subsidiaries had net capital, in the aggregate, of $40,062,733 and $26,121,959 as of September 25, 1998 and September 26, 1997,
respectively, which exceeded aggregate minimum net capital requirements by $25,247,775 and $18,058,972, respectively. Subsidiary net capital in the amount of $14,814,958 and $8,062,987 as of September 25, 1998 and September 26, 1997,
respectively, is not available for transfer to the Company due to net capital regulations.

7. STOCK OPTION AND INCENTIVE PLANS

     The Company has two stock option plans, the Ameritrade Holding Corporation Long-Term Incentive Plan (the "Long-Term Incentive Plan") and the Ameritrade Holding Corporation Directors Incentive Plan (the "Directors Plan"), both initiated in fiscal 1997.

     The Long-Term Incentive Plan authorizes the award of options to purchase Class A Common Stock, Class A Common Stock appreciation rights, shares of Class A Common Stock and performance units. The Long-Term Incentive Plan reserves 9,600,000 shares of the Company's Class A Common Stock for issuance to eligible employees. The Directors Plan authorizes the award of options to purchase Class A Common Stock. The Directors Plan reserves 960,000 shares of the Company's Class A Common Stock for issuance to non-employee directors. Options are generally granted at not less than the fair market value at grant date, vest over a one to three year period, and expire ten years after the grant date.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     A summary of the status of the Company's outstanding stock options as of September 26, 1997 and September 25, 1998 is presented below:

                                                 1997                            1998
                                     -----------------------------   -----------------------------
                                       NUMBER     WEIGHTED-AVERAGE     NUMBER     WEIGHTED-AVERAGE
                                     OF OPTIONS    EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
                                     ----------   ----------------   ----------   ----------------
Outstanding at beginning of year...          --           --            96,000         $1.25
  Granted..........................      96,000        $1.25         1,681,200         $2.14
  Exercised........................          --           --                --            --
  Canceled.........................          --           --                --            --
                                     ----------        -----         ---------         -----
Outstanding at end of year.........      96,000        $1.25         1,777,200         $2.09
Exercisable at end of year.........          --           --            96,000         $1.25
Available for future grant at end
  of year..........................  10,464,000                      8,782,800
Weighted-average fair value of
  options granted during the
  year.............................                    $1.12                           $1.23

     The following table summarizes information about the stock options outstanding at September 25, 1998:

                                        OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                          ------------------------------------------------   -----------------------------
                                       WEIGHTED-AVERAGE
                                          REMAINING
                            NUMBER       CONTRACTUAL      WEIGHTED-AVERAGE     NUMBER     WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES  OF OPTIONS    LIFE(IN YEARS)     EXERCISE PRICE    OF OPTIONS    EXERCISE PRICE
------------------------  ----------   ----------------   ----------------   ----------   ----------------
$0.83-$1.66...........       96,000          6.44              $1.25           96,000          $1.25
$1.67-$2.50...........    1,653,600          7.14              $2.13               --             --
$2.51-$3.33...........       27,600          7.81              $2.86               --             --
                          ---------          ----              -----           ------          -----
$0.83-$3.33...........    1,777,200          7.11              $2.09           96,000          $1.25

     There are no Stock Appreciation Rights or performance units outstanding as of September 25, 1998.

     As discussed in Note 1, the Company has elected to follow APB 25 and related Interpretations in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

     Pro forma information regarding the net income and earnings per share is required by SFAS 123. This information is required as if the Company had accounted for its stock-based awards to employees under the fair value method. The fair value of options was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1998 and 1997, respectively: risk-free interest rate of
5.95 percent and 6.37 percent; dividend yield of zero for both years; expected volatility of 49.8 percent for both years; and an expected option life of eight years for both years. The weighted average fair value

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

of options granted in fiscal 1997 and 1998 was $1.12 and $1.23, respectively. Pro forma net income and earnings per share are as follows:

                                                                     1997                1998
                                                                     ----                ----
Net Income:..........................         As reported         $13,822,149         $   210,438
                                              Pro forma            13,787,640            (301,983)
Basic earnings per share:............         As reported         $      0.08         $      0.00
                                              Pro forma                  0.08               (0.00)
Diluted earnings per share:..........         As reported                0.08                0.00
                                              Pro forma                  0.08               (0.00)

8. EMPLOYEE BENEFIT PLANS

     The Company has a profit-sharing plan under which the annual contribution is determined at the discretion of the Board of Directors. Profit sharing expense was $779,657, $595,222 and $388,800 for the fiscal years ended 1998, 1997 and 1996, respectively.

     The Company has a 401(k) plan covering all eligible employees. The plan provides for matching contributions at the discretion of the Board of Directors. Contribution expense under this plan was $-0-, $-0- and $9,093 for the fiscal years ended 1998, 1997 and 1996, respectively.

     The Company has an executive bonus plan that was designed to allow designated executive participants the opportunity to earn bonus awards with current and deferred components. The value of each component is based on the annual increase (if any) in the book value per share of the common stock. Executive bonus plan expense was $960,000, $2,170,000 and $1,710,000 for the fiscal years ended 1998, 1997 and 1996, respectively.

9. EARNINGS PER SHARE

     Reconciliation between the weighted average shares outstanding used in the basic and diluted earnings per share ("EPS") computation is presented below.

                                                        1996            1997            1998
                                                        ----            ----            ----
Net Income......................................    $ 11,158,345    $ 13,822,149    $    210,438
                                                    ------------    ------------    ------------
Weighted average shares outstanding -- basic....     153,765,876     165,226,668     174,187,962
Effect of dilutive securities:
  Assumed exercise of stock options.............              --           6,774         276,768
Weighted average shares outstanding --
  diluted.......................................     153,765,876     165,233,442     174,464,730
Earnings per share -- basic.....................    $       0.07    $       0.08    $       0.00
Earnings per share -- diluted...................    $       0.07    $       0.08    $       0.00

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

10. COMMITMENTS AND CONTINGENCIES

     Lease Commitments -- The Company and its subsidiaries have various non-cancelable operating leases on facilities and certain computer and office equipment requiring annual payments as follows:

FISCAL YEAR ENDING                                              AMOUNT
------------------                                              ------
1999........................................................  $ 6,970,754
2000........................................................    6,028,228
2001........................................................    3,075,012
2002........................................................    1,776,036
2003........................................................    1,790,677
Thereafter (to December 31, 2017)...........................   20,904,751
                                                              -----------
Total.......................................................  $40,545,458
                                                              ===========

     The Company and certain of its subsidiaries lease one of their office facilities from the Chief Executive Officer of the Company. The lease expires on December 31, 2017, and provides for annual rentals of $1,288,000. Additionally, the Company and its subsidiaries lease certain computer equipment, office equipment, and office facilities under various operating leases. Rental expense was $6,225,232, $3,155,550 and $1,581,171 for fiscal years ended 1998, 1997 and
1996, respectively.

     Advertising Commitment -- The Company has entered into a two-year agreement with America Online, Inc. ("AOL") that will feature Ameritrade (Inc.) as one of four brokerages on AOL's Personal Finance Channel. The pact calls for the Company to pay AOL $12.5 million annually over a two-year term.

     Letter of Credit -- A letter of credit in the amount of $44 million as of September 25, 1998, has been issued by a financial institution on behalf of Advanced Clearing, a wholly-owned subsidiary of the Company which acts as a securities clearing firm. The letter of credit has been issued to support margin requirements. Advanced Clearing pays a maintenance fee of 0.5 percent of the committed amount for the letter of credit. As of September 25, 1998 and September 26, 1997, no amounts were outstanding under the credit facility. In addition, the same financial institution may make loans to Advanced Clearing if requested under a note. Advanced Clearing has pledged customer securities, the amount of which fluctuates from time to time, to secure its obligations under the letter of credit and the note.

     Legal -- On September 16, 1998, a putative class action complaint was filed in the District Court, Douglas County, Nebraska, seeking injunctive and equitable relief due to the Company's alleged breach of contract, violation of the Consumer Protection Act, fraudulent inducement, negligent misrepresentation, negligence, and unjust enrichment regarding the Company's alleged inability to handle the volume of subscribers to its Internet brokerage services. The complaint seeks injunctive relief enjoining alleged deceptive, fraudulent, and misleading practices and unspecified compensatory damages. The Company believes that it has viable defenses to the allegations raised in the complaint. However, because this proceeding is at a preliminary phase and the amount of damages sought has not been quantified, the Company is not presently able to predict the ultimate outcome of this matter.

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998

     The Company and its subsidiaries are parties to a number of other legal matters arising in the ordinary course of business. In management's opinion, the Company has adequate legal defenses respecting each of these actions and does not believe that they will materially affect the Company's results of operations or its financial position.

     General Contingencies -- In the general course of business, there are various contingencies which are not reflected in the consolidated financial statements. These include Advanced Clearing's customer activities involving the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customers are unable to fulfill their contracted obligations.

     Advanced Clearing's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Advanced Clearing extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, Advanced Clearing executes and clears customer transactions involving the sale of securities not yet purchased (short sales), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, Advanced Clearing may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

     Advanced Clearing seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. Advanced Clearing monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

     Advanced Clearing borrows securities both to cover short sales and to complete customer transactions in the event that a customer fails to deliver securities by the required date. Such borrowings are collateralized by depositing cash or pledging securities with lending institutions and are "marked to market" on a daily basis. Failure to maintain levels of cash deposits or pledged securities at all times at least equal to the value of the related securities can subject Advanced Clearing to risk of loss. Advanced Clearing seeks to control the risk of loss by monitoring the market value of securities pledged and requiring adjustments of collateral levels where necessary.

NOTE 11 -- SUBSEQUENT EVENTS

     Subsequent to September 25, 1998, the Company announced a two-for-one and a three-for-one stock split. Stockholders of record as of the close of business on February 5, 1999 received, in the form of a stock dividend, one additional share for each share held by them. This two-for-one split was distributed on or about February 22, 1999 and the stock began trading at post-split value on February 23, 1999. Stockholders of record as of the close of business on June 11, 1999 received, in the form of a stock dividend, two additional shares for each share held by them. This three-for-one split was distributed on July 2, 1999 and the stock began trading at post-split value on July 6, 1999. On July 1, 1999, the stockholders approved a restated certificate of incorporation increasing the number of shares of Class A common stock to 270,000,000 and

                AMERITRADE HOLDING CORPORATION AND SUBSIDIARIES

           FOR THE YEARS ENDED SEPTEMBER 27, 1996, SEPTEMBER 26, 1997
                             AND SEPTEMBER 25, 1998


Class B common stock to 18,000,000. All share data and per share amounts have been restated to reflect the two-for-one and three-for-one stock splits.


     On August 4, 1999, the Company sold $200,000,000 principal amount of 5.75 percent Convertible Subordinated Notes due August 1, 2004 (the "Notes") to qualified institutional investors in a private placement pursuant to Rule 144A of the Securities Act of 1933. The Notes are convertible into a total of 6,142,470 shares of the Class A common stock of the Company at approximately $32.56 per share. On August 4, 1999, the Company used a portion of the proceeds of the Notes to repay all outstanding indebtedness under its revolving credit agreement. After the sale of the Notes, the Company will not be able to make additional borrowings under the revolving credit agreement until new arrangements have been made with the bank group.

                      QUARTERLY FINANCIAL DATA (UNAUDITED)
             (IN THOUSANDS, EXCEPT PER SHARE AND STOCK PRICE DATA)

                                                  FOR THE FISCAL YEAR ENDED SEPTEMBER 25, 1998
                                                  ---------------------------------------------
                                                    FIRST      SECOND       THIRD      FOURTH
                                                   QUARTER     QUARTER     QUARTER     QUARTER
                                                  ---------   ---------   ---------   ---------
Revenues........................................  $ 31,365    $ 36,762    $ 47,926    $ 48,141
Interest expense................................     5,689       6,684       8,320       8,586
                                                  --------    --------    --------    --------
          Net revenues..........................    25,676      30,078      39,606      39,555
Total expenses excluding interest...............    43,171      30,394      30,346      30,473
                                                  --------    --------    --------    --------
Income (loss) before provision for income
  taxes.........................................   (17,495)       (316)      9,260       9,082
Net income (loss)...............................  $(11,249)   $   (271)   $  5,940    $  5,790
                                                  --------    --------    --------    --------
Basic earnings (loss) per share.................  $  (0.06)   $  (0.00)   $   0.03    $   0.03
Diluted earnings (loss) per share...............  $  (0.06)   $  (0.00)   $   0.03    $   0.03
Stock price data ($)
  High..........................................      3.25        2.59        2.74        4.47
  Low...........................................      1.50        1.86        1.91        2.16

                                                  FOR THE FISCAL YEAR ENDED SEPTEMBER 26, 1997
                                                  ---------------------------------------------
                                                    FIRST      SECOND       THIRD      FOURTH
                                                   QUARTER     QUARTER     QUARTER     QUARTER
                                                  ---------   ---------   ---------   ---------
Revenues........................................  $ 19,042    $ 22,641    $ 24,904    $ 29,080
Interest expense................................     3,690       4,197       4,959       5,583
                                                  --------    --------    --------    --------
          Net revenues..........................    15,352      18,444      19,945      23,497
Total expenses excluding interest...............    15,416      13,036      12,805      14,556
                                                  --------    --------    --------    --------
Income (loss) before provision for income
  taxes.........................................       (64)      5,408       7,140       8,941
Net income (loss)...............................  $    (75)   $  3,469    $  4,587    $  5,841
                                                  --------    --------    --------    --------
Basic earnings (loss) per share.................  $   0.00    $   0.02    $   0.03    $   0.03
Diluted earnings (loss) per share...............  $   0.00    $   0.02    $   0.03    $   0.03
Stock price data ($)
  High..........................................       N/A        1.88*       1.53        2.24
  Low...........................................       N/A        1.35*       0.98        1.22

---------------

* Commencing March 4, 1997

     All information is adjusted for the two-for-one stock splits effective on August 18, 1998 and February 22, 1999 and the three-for-one stock split effective on July 2, 1999. The stock prices listed above do not include retail markups, markdowns, or commissions, and may not represent actual transactions.

------------------------------------------------------
------------------------------------------------------

No person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                             ----------------------

                               TABLE OF CONTENTS


                                     Page
                                     ----
Summary............................    1
Risk Factors.......................    7
Cautionary Note Regarding Forward-
  Looking Statements...............   14
Use of Proceeds....................   14
Dividend Policy....................   14
Market Price of Class A Common
  Stock............................   15
Capitalization.....................   16
Selling Stockholder................   17
Description of Capital Stock.......   18
Plan of Distribution...............   21
Validity of Class A Common Stock...   21
Experts............................   21
Where You Can Find More
  Information......................   22
Index to Consolidated Financial
  Statements.......................  F-1


------------------------------------------------------
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                                 222,222 Shares


                               AMERITRADE HOLDING
                                  CORPORATION

                              Class A Common Stock
                       ---------------------------------

                     [Ameritrade Holding Corporation Logo]
                       ---------------------------------
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